EXHIBIT 11

COMPUTATION OF EARNINGS PER SHARE
(Dollars in thousands, except share amounts)
(Unaudited)

	Three Months Ended
	June 30, 2010	June 30, 2009
	(Restated)
Net income	$(11,134)	$1,739
Weighted average common shares outstanding for computation of basic EPS	12,631,821	12,608,619
Dilutive common-equivalent shares	--	2,129
Weighted average common shares for computation of diluted EPS	12,631,821	12,610,748

Earnings per common share:
Basic	$(0.88)	$0.14
Diluted	$(0.88)	$0.14

	Nine Months Ended
	June 30, 2010	June 30, 2009
	(restated)
Net income	$(22,172)	$4,163
Weighted average common shares outstanding for computation of basic EPS	12,623,577	12,648,701
Dilutive common-equivalent shares	--	4,441
Weighted average common shares for computation of diluted EPS	12,623,577	12,653,142

Earnings per common share:
Basic	$(1.76)	$0.33
Diluted	$(1.76)	$0.33